June 4, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549-7010

Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	ValueRich, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-33702

Dear Mr. Hartz,

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated May 22, 2009 regarding ValueRich, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”). For the Staff’s convenience, we have set forth the text of the comments contained in the Comment Letter followed in each case by our response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 8. Financial Statements and Supplementary Data
Note 2 – Summary of Significant Accounting Policies, Recent Pronouncements, page 34

SEC Comment 1: We note your disclosures related to the pending adoption of EITF 07-5 and your expectation that it will have a material impact on your financial statements. Please explain to us, and revise your disclosures here and on page 20 in future filings to clarify, the specific instruments, including their terms, that you believe will be required to be classified as liabilities and marked to market each reporting period. Also, please explain to us why you did not address the adoption of EITF 07-5 in your March 31, 2009 Form 10-Q.

Our Response: The subject disclosure in Note 2 incorrectly stated our belief as to the impact of EITF 07-5 on our financial statements.  We believe that EITF 07-5 will not have a material impact on our financial statements.

As we believe that EITF 07-5 will not have a material impact on our financial statements, no disclosure concerning the Issue was included in our Form 10-Q for the quarter ended March 31, 2009.

Mr. John Hartz
June 4, 2009
Note 4 – Marketable Securities, page 36

SEC Comment 2: Due to the materiality of marketable securities to total assets please address the following on a supplemental basis and in future filings:
●	Correct the cost basis of the available for sale securities disclosed in note 4;
●	Correct the disclosures on pages 18 and 30 to clarify that unrealized gains on available for sale securities are recognized in the statements of shareholders’ equity;
●
Provide additional information regarding the specific transactions that resulted in realized gains and losses on market securities. In this regard, we note no disclosures in the statements of cash flows that indicate there were any proceeds from sales of marketable securities; and

●
Provide additional information regarding the specific nature of your mutual funds and common stock and their market performance during the periods presented so that investors can better understand and assess their potential impact in future periods.

Our Response: For all future reporting periods applicable, when applicable, we will correct and modify our reporting to address your bullet points above. For purposes of providing supplemental information to the 2008 Form 10-K, below is our response to each individual bullet point presented above:

Bullet Point 1: Correct the cost basis of the available for sale securities disclosed in note 4.

Our response: The correct cost basis of the available-for-sale securities at December 31, 2008 is $60,000. We will provide the correct cost basis of the available-for-sale securities at December 31, 2008 in all applicable future filings.

Bullet Point 2: Correct the disclosures on pages 18 and 30 to clarify that unrealized gains on available for sale securities are recognized in the statements of shareholders’ equity.

Our response: We agree with your comment and we will clarify the disclosures in all applicable future filings.

Bullet Point 3: Provide additional information regarding the specific transactions that resulted in realized gains and losses on market securities. In this regard, we note no disclosures in the statements of cash flows that indicate there were any proceeds from sales of marketable securities.

Our response: The following is a reconciliation of cash flows from marketable securities presented under “Cash Flow from Investing Activities” in the Statement of Cash Flows for the year ended December 31, 2008:

Mr. John Hartz
June 4, 2009
CASH FLOW FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to net cash
used in operating activities:
Realized gain on sale of marketable securities	(249,691)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchases of marketable securities	(3,365,368)
Proceeds from sales of marketable securities	1,944,132
(1,421,236)

Net change in marketable securities	(1,670,927)

We will provide similar disclosure in all applicable future filings.

Bullet Point 4: Provide additional information regarding the specific nature of your mutual funds and common stock and their market performance during the periods presented so that investors can better understand and assess their potential impact in future periods.

Our response: The Company invests primarily in high-yield mutual funds that hold common stock of U.S. companies with large market capitalizations, and the Company also invests in common stock of U.S. companies with large market capitalizations. Management’s objective is to identify common stocks and mutual funds with holdings that are under-valued with potential for short-term (under one-year holding period) appreciation. We will provide this disclosure in all applicable future filings.

In addition, in all applicable future filings, we will enhance our “Marketable Securities” footnote disclosure to include Gross Unrealized Gains and Gross Unrealized Losses to reconcile to fair value as reported on the balance sheet, similar to the format as shown below:

	December 31, 2008
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	$60,000	$108,000	$-	$168,000

Mutual Funds	1,249,431	97,927	15,787	1,331,571
Common Stock	421,497	41,303	4,378	458,422
Total marketable securities	$1,730,928	$247,230	$20,165	$1,957,993

	December 31, 2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	$-	$-	$-	$-

Mutual Funds	-	-	-	-
Common Stock	-	-	-	-
Total marketable securities	$-	$-	$-	$-

Mr. John Hartz
June 4, 2009
Item 9A, Controls and Procedures, page 44

SEC Comment 3: We note under the heading “Evaluation of Disclosure Controls and Procedures” you disclose the effectiveness of internal control over financial reporting rather than disclosure controls and procedures. Please be advised that both assessments are now required. Please amend your filing to disclose your officers’ conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008 as required by Item 307 of Regulation S-K.

Our Response: We will prepare and file an amendment to the 2008 Form 10-K to update for the following proposed disclosure.

Evaluation of Disclosure Controls and Procedures

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were ineffective.

SEC Comment 4: We also note that you do not reference the correct rules under the Exchange Act for disclosure controls and procedures.  Please revise to refer to Exchange Act Rules 13a-15(e) and 15d-15(e).  Please be advised that your current reference is to the rules for internal control over financial reporting.

Our Response: We will prepare and file an amendment to the 2008 Form 10-K to update for this disclosure. See our response to SEC Comment 3 above for our proposed disclosure.

SEC Comment 5: If you conclude that your disclosure controls and procedures were “effective” at December 31, 2008, please tell us how they met the first part of the definition that all required information was recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and forms in light of the omissions under this Item noted in our letter.

Our Response: As noted above, our Chief Executive Officer and Chief Financial Officer has modified his prior conclusion and now concludes that, as of December 31, 2008, our disclosure controls and procedures were not effective. See our response to SEC Comment 3 above for our proposed disclosure.

Mr. John Hartz
June 4, 2009
SEC Comment 6: Please provide all the disclosures required by Item 308T(a) of Regulation S-K in management’s report on internal control over financial reporting, including the framework used to evaluate the effectiveness of your internal control over financial reporting, the date of the assessment (i.e. the end of the most recent fiscal year), and a statement that an attestation report regarding internal control over financial reporting is not required pursuant to temporary SEC rules that permit the Company to only provide management’s report in this annual report.

Our Response: We will prepare and file an amendment to the 2008 Form 10-K to update for the following proposed disclosure:

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.  Internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“US GAAP”), including those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, our management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Due to the inherent issue of segregation of duties in a small company, management has relied heavily on entity or management review controls to lessen the issue of segregation of duties.  Based on this assessment and those criteria, our management concluded that our company did not maintain effective internal control over financial reporting as of December 31, 2008, due to the identified material weaknesses noted below.

Mr. John Hartz
June 4, 2009

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Our management identified the following material weaknesses as of December 31, 2008:

The material weaknesses relate to the following:

1.	Accounting and Finance Personnel Weaknesses – Our current accounting staff is relatively small and our resources are limited given the size of our company.
2.	Lack of Internal Audit Function – We lack sufficient resources to perform the internal audit function.

In order to mitigate these material weaknesses to the fullest extent possible, all financial reports are reviewed by an outside accounting firm that is not our audit firm. All unexpected results are investigated. At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it will be immediately implemented.

Any changes that materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting will be reported in the Company’s quarterly report for the period in which such change occurs (or annual report, if the change occurs in the fourth quarter).

Attestation Report

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 10-K.

SEC Comment 7: Please disclose whether there were any significant changes in your internal control over financial reporting that occurred during the last fiscal quarter (the registrant’s fourth fiscal quarter in the case of the annual report.)

Our Response: We will prepare and file an amendment to the 2008 Form 10-K to update for the following proposed disclosure:

Mr. John Hartz
June 4, 2009
Changes in Internal Control Over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fourth quarter ended December 31, 2008, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit 31.1

SEC Comment 8: When you file the updated 302 certification with your amendment, please ensure that it reflects the acting principal executive officer and principal financial officer.

Our Response: We will prepare and file an amendment to the 2008 Form 10-K to reflect the two positions held by the certifying officer.

In connection with these responses, ValueRich, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above response or require any additional information, please call the undersigned at (561) 370-3617.

Very truly yours,

ValueRich, Inc.

By:	/s/ Joseph C. Visconti
Joseph C. Visconti
President
(Principal Executive Officer and Principal Financial Officer)